UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Courier Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

222660102

(CUSIP Number)

Suzanne S. Bettman

R.R. Donnelley & Sons Company

111 South Wacker Drive

Chicago, Illinois 60606

(312) 326-8000

with a copy to:

Scott R. Williams

Sidley Austin LLP

One South

Dearborn

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 222660102

1	NAME OF REPORTING PERSON R.R. Donnelley & Sons Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,392,493 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,392,493 (1)
12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.08%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The shares of Common Stock, par value $1.00 per share (“Common Stock”), of Courier Corporation, a Massachusetts corporation (“Courier” or the “Issuer”), covered by this item may be deemed beneficially owned by R.R. Donnelley & Sons Company, a Delaware corporation (“R.R. Donnelley”), under Voting Agreements, dated as of February 5, 2015 (the “Voting Agreement”), between R.R. Donnelley and certain individual shareholders of the Issuer (the “Shareholders”), obligating the Shareholders to vote such shares in accordance with the terms of the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by R.R. Donnelley that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	The percentage used herein is calculated based on 11,524,463 shares of Common Stock outstanding as of January 28, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2014, and 1,392,493 shares of Common Stock issued and outstanding or issuable upon exercise of the fully vested Issuer Stock Options that are subject to the Voting Agreements.

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, par value $1.00 per share, of the Issuer. The principal executive offices of the Issuer are located at 15 Wellman Avenue, North Chelmsford, MA.

Item 2.	Identity and Background.

This statement is being filed by R.R. Donnelley, whose principal business address is 111 South Wacker Drive, Chicago, Illinois 60606. R.R. Donnelley is a global provider of integrated communications providing premedia, printing, logistics and business process outsourcing services to clients in virtually every private and public sector.

(a)-(c); (f) The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each of the directors and executive officers of R.R. Donnelley is set forth in Schedule I hereto.

(d)-(e) During the last five years, neither R.R. Donnelley nor, to the knowledge of R.R. Donnelley, any of the persons listed in Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4 below.

The Shareholders entered into the Voting Agreements as a material condition and inducement to the willingness of R.R. Donnelley to enter into the Merger Agreement (as defined below). The shares of Common Stock to which this statement relates have not been purchased by R.R. Donnelley and no funds were expended in connection with the execution of the Voting Agreements.

Item 4.	Purpose of Transaction.

(a)-(j) On February 5, 2015, R.R. Donnelley entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, Raven Solutions, Inc., a Massachusetts corporation and a wholly owned subsidiary of R.R. Donnelley (“Merger Sub”), and Raven Ventures LLC, a Massachusetts limited liability company and a wholly owned subsidiary of R.R. Donnelley (“Merger LLC”).

Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Courier (the “Merger”), with Courier being the surviving company, which Merger will immediately be followed by a merger of Courier with and into Merger LLC (together with the Merger, the “Mergers”), with Merger LLC surviving as a wholly owned subsidiary of R.R. Donnelley. At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the consummation of the Merger (other than shares of Common Stock owned by Courier and by shareholders of Courier who have exercised and not withdrawn appraisal rights under Massachusetts law) will be converted into the right to receive either (i) an amount in cash equal to $23.00 or (ii) 1.3756 shares of R.R. Donnelley’s common stock, par value $1.25 per share (each, a “R.R. Donnelley Share”), subject to pro ration so that a total of 8,000,000 R.R. Donnelley Shares will be issued in the Merger.

R.R. Donnelley and Courier have made customary representations, warranties and covenants in the Merger Agreement, including covenants regarding the operation of their respective businesses prior to the closing and a customary “no shop” covenant prohibiting Courier from soliciting, or engaging in discussions or negotiations concerning, proposals relating to alternative business combination transactions. In addition, R.R. Donnelley and Courier have agreed to use reasonable best efforts to obtain necessary regulatory approvals.

The consummation of the Mergers is subject to customary conditions, including the (i) approval of the Merger Agreement by shareholders of Courier, (ii) absence of any law or order prohibiting the closing, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) effectiveness of the registration statement on Form S-4 that R.R. Donnelley will file to register the R.R. Donnelley Shares to be issued in the Merger and (v) approval of the listing of the R.R. Donnelley Shares to be issued in the Merger on Nasdaq.

Pursuant to the Voting Agreements, the Shareholders have agreed to vote all of their Shares of Common Stock beneficially owned by them (the “Covered Shares”) in favor of the approval of the Merger Agreement.

The Voting Agreements prohibit the Shareholders from transferring the Covered Shares, subject to certain exceptions, and contain customary “no shop” covenants prohibiting the Shareholders from soliciting, or furnishing information or engaging in discussions or negotiations concerning, proposals relating to alternative business combination transactions.

The Voting Agreements terminate upon the termination of the Merger Agreement or on the date of any amendment or modification to the Merger Agreement that decreases the amount of, or changes the mix of cash and stock comprising, the consideration to be paid to the shareholders of Courier in connection with the Merger.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement and is incorporated into this Current Report by reference.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) For the purposes of Rule 13d-3 promulgated under the Exchange Act, R.R. Donnelley may be deemed to be the beneficial owner of an aggregate of 1,392,493 shares of Common Stock in connection with the Voting Agreements. Pursuant to the obligations of the Shareholder under the Voting Agreement, R.R. Donnelley may be deemed to have shared power to vote up to an aggregate of 1,392,493 shares of Common Stock in favor of the approval of the Merger Agreement, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, R.R. Donnelley may be deemed to be the beneficial owner of an aggregate of 1,392,493 shares of Common Stock. Based on 11,524,463 shares of Common Stock outstanding as of January 28, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2014, R.R. Donnelley may be deemed to beneficially own approximately 12.08% of the issued and outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by R.R. Donnelley that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the knowledge of R.R. Donnelley, none of the persons listed in Schedule I hereto is the beneficial owner of any shares of Common Stock.

(c) Except as described in Item 4 hereof or as listed in Schedule I hereto, no transactions in the Common Stock were effected by R.R. Donnelley, or, to the knowledge of R.R. Donnelley, any of the persons listed in Schedule I hereto, during the past sixty (60) days.

(d) R.R. Donnelley has no right to receive dividends from, or the proceeds from the sale of, the Covered Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, to the knowledge of R.R. Donnelley, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 or listed in Schedule I hereto, or between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1.01	Agreement and Plan of Merger by and among Courier Corporation, R. R. Donnelley & Sons Company, Raven Solutions, Inc. and Raven Ventures LLC, dated as of February 5, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by R.R. Donnelley & Sons Company with the SEC on February 11, 2015).

Exhibit 1.02	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by R.R. Donnelley & Sons Company with the SEC on February 11, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 17, 2015	R.R. Donnelley & Sons Company

	By:	/s/ Suzanne S. Bettman
Suzanne S. Bettman
Executive Vice President, General Counsel and Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF R.R. DONNELLEY

Each person’s business address is c/o R.R. Donnelley & Sons Company, 111 South Wacker Drive, Chicago, Illinois 60606.

Name	Principal Occupation
Directors(1)

Thomas J. Quinlan III	President and Chief Executive Officer, R.R. Donnelley & Sons Company

Susan M. Cameron	Chief Executive Officer, Reynolds American, Inc.

Richard L. Crandall	Founder and Chairman, Enterprise Software Roundtable; Managing Director, Arbor Partners, LLC

Susan M. Gianinno	Chairman, Publicis Worldwide, North America

Judith H. Hamilton	None

Jeffrey G. Katz	Chief Executive Officer, Wize Commerce

Richard K. Palmer(2)	Chief Financial Officer, Fiat Chrysler Automobiles (formerly Fiat S.p.A.); Chief Financial Officer, FCA US LLC (formerly Chrysler Group LLC)

John C. Pope	Chairman, PFI Group, LLC

Michael T. Riordan	None

Oliver R. Sockwell	None

Executive Officers(1)

Thomas J. Quinlan III	President and Chief Executive Officer, R.R. Donnelley & Sons Company

Suzanne S. Bettman	Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, R.R. Donnelley & Sons Company

Andrew B. Coxhead	Senior Vice President, Chief Accounting Officer, R.R. Donnelley & Sons Company

Daniel L. Knotts	Chief Operating Officer, R.R. Donnelley & Sons Company

Daniel N. Leib	Chief Financial Officer, R.R. Donnelley & Sons Company

(1)	Except where otherwise noted, all directors and executive officers are citizens of the United States.
(2)	Mr. Palmer is a citizen of the United Kingdom.